

13031415

JP 3/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS	NY	11577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR PESNER (516)621-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAS, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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AP 3/25

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 14

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.R. HERZIG & CO., INC.

PART I

DECEMBER 31, 2012

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FEB 2 5 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: P.R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 2185 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] (City) NY [22] (State) 11577 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/12 [24]

AND ENDING (MM/DD/YY): 12/31/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR PESNER [30]

(Area Code) — Telephone No.: 516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of February 2013

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MBAF CPAS, LLC [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

P.R. HERZIG & CO., INC.
AUDITED ANNUAL REPORT

December 31, 2012

Table of Contents


MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

Officers and Stockholders
P.R. Herzig & Co., Inc

Report on the Financial Statements

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. (the "Company") as of December 31, 2012 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III are fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 19, 2013

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets:	
Cash	$ 59,887
Securities owned, at fair value	1,446,670
Receivable from broker	425,076
Prepaid taxes and expenses	1,954
Deposit with clearing organization	25,000
Property and equipment, net	25,093
Total Assets	**$ 1,983,680**
Liabilities and Stockholders' Equity:	
Liabilities:	
Accounts payable and accrued expenses	$ 38,000
Total Liabilities	38,000
Stockholders' Equity:	
Common stock, authorized 500 shares no par value; 200 shares issued and 198 shares outstanding	100,000
Retained earnings	1,875,680
	1,975,680
Less: Treasury stock, at cost, 2 shares	(30,000)
Total Stockholders' Equity	1,945,680
Total Liabilities and Stockholders' Equity	**$ 1,983,680**

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION SUMMARY:

Organization

P.R. Herzig & Co., Inc. (the "Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

2. SIGNIFICANT ACCOUNTING POLICIES:

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Commission income is recorded on a settlement date basis, which approximates trade date basis. Unrealized gains and losses are recorded within trading activities.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss. No impairment losses were required to be recognized for the year ended December 31, 2012.

Investments and Security Transactions

Investments are recorded at fair market value based upon quoted market prices. Security transactions are recorded on a settlement date basis, which approximates trade date basis. At times, the Company buys securities on margin. Unrealized appreciation and depreciation is reflected in income currently. Money market funds are included in securities owned on the accompanying Statement of Financial Condition.

Fair Value Measurements - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants used at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the standards. The three valuation techniques are as follows:

- Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

- Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models and lattice models).

All of the Company's investments are deemed to be classified as trading securities.

Clearing Arrangements

The Company has a clearing agreement with Pershing LLC ("Pershing") to provide execution and clearing services, on proprietary trades and on behalf of its customers, on a fully disclosed basis. The Company promptly transmits all funds and delivers all securities to the clearing broker; the Company does not hold funds or securities for, or owe money or securities to, customers. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the clearing organization.

Treasury Stock

Treasury stock is recorded at cost.

Income Taxes
The Company is subject to taxation as a corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with the accounting standard on accounting for uncertain tax positions. When applicable, the Company classifies interest and penalties on underpayments of income tax as miscellaneous expense.

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to income tax examinations for New York State income taxes or for federal income taxes before 2009.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Subsequent Events
The Company has evaluated events through February 19, 2013, which is the date the financial statements were available to be issued.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the Financial Statement Accounting Board ("FASB") issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is

effective prospectively and is effective for annual periods beginning after December 15, 2011. The adoption of this update did not have an effect on the Company's financial statements.

3. FAIR VALUE MEASUREMENTS:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Fair market value			
	Total	Level 1	Level 2	Level 3
Equity securities owned				
Emerging industries	$ 2,500	$ 2,500	$ -	$ -
Energy services	163,502	163,502	-	-
Oil and gas	307,354	307,354	-	-
Metals and mining	26,992	26,992	-	-
Restaurants and leisure	50	50	-	-
Beverages, food, and tobacco	554,938	554,938	-	-
Real estate	40,540	40,540	-	-
Total equity securities	1,095,876	1,095,876	-	-
Money market funds	350,794	350,794	-	-
Total securities	$1,446,670	$1,446,670	$ -	$ -

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. The money market funds consist of a Federated money market fund that is valued at one dollar per share. The Company had a net unrealized holding loss on trading securities of $619,372 in 2012.

The Company monitors the value of its investments for indicators of impairment, including changes in market conditions and/or the operating results of its underlying investments that may result in the inability to recover the carrying value of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline that is other than temporary.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statement of Financial Condition and Statement of Operations.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital, as determined pursuant to SEC Rule 15c3-1, of $1,694,794 which was $1,594,794 in excess of the required $100,000. The Company's net capital ratio was approximately 0.02 to 1.00.

5. CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments (or deposits) with high credit quality financial institutions. The Company has non-interest bearing accounts which were fully insured by the Federal Deposit Insurance Corporation ("FDIC") irrespective of the balance. However, after December 31, 2012, deposits held in noninterest-bearing transaction accounts are no longer fully insured by the FDIC whereby they are treated and aggregated with any interest-bearing deposits subject to a $250,000 limitation. At times, these cash deposits may be in excess of the FDIC limits, which amounts to $250,000.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary.

6. INCOME TAXES:

The income tax expense for the year ended December 31, 2012 consists of the following:

	2012
Current tax expense:	
Federal	$ -
State	2,155
Income tax expense	$ 2,155

The Company had approximately $86,000 in capital loss carryforwards available at December 31, 2012. As of December 31, 2012, the Company had available net operating loss carryforwards of approximately $227,000. Additionally in 2012, the Company reported unrealized losses of approximately $619,000. The unrealized and carryforward losses resulted in a deferred tax asset of $196,206 at December 31, 2012, which was offset fully by a valuation allowance. The amount of the valuation allowance, however, could be reduced in the near term if estimates of future benefits based on subsequently available evidence, are expected to be realized.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2012
Deferred tax assets:	
Capital loss carryforward	$ 18,155
Net unrealized loss	130,285
Net operating loss carryforward	47,766
Valuation allowance	(196,206)
Total deferred tax asset	$ -

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2012. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

7. PROPERTY AND EQUIPMENT, NET:

Property and equipment, net, at cost, consists of the following at December 31,

	2012	Estimated Useful Lives
Furniture and equipment	$ 36,208	5-7 years
Leasehold improvements	30,706	39 years
	66,914	
Less: accumulated depreciation	(41,821)	
	$ 25,093	

Depreciation expense for the year ended December 31, 2012 was $2,163.

8. COMMITMENTS AND CONTINGENCIES:

Leases

In 2002, the Company entered into a lease with a renewal option for space in Roslyn Heights, New York. The Company exercised its option to extend the lease expiring October 31, 2012. The Company entered into a lease amendment for an additional 14 month period expiring December 31, 2013. The future minimum lease payments are $108,336 in 2013. The rent expense was $133,857 in 2012.

Profit Sharing Plan

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2012, there was no contribution to the profit-sharing plan.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2012


MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Officers and Stockholders
P. R. Herzig & Co., Inc.

In planning and performing our audit of the financial statements of P. R. Herzig & Co., Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 19, 2013

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Officers and Stockholders
P.R. Herzig & Co., Inc.
One Expressway Plaza
Roslyn Heights, New York 11577

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by P.R. Herzig & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.R. Herzig & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). P.R. Herzig & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check Number	Payee	Amount
July 2012	17100	SIPC	$1,361
January 2013	17239	SIPC	$1,357

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports, general ledger and financial statements from January 1, 2012 to December 31, 2012, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC
New York, NY
February 19, 2013

An Independent Member of Baker Tilly International
MBAF CPAs, LLC, a registered certified public accounting firm
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2012

Revenues:	
Commissions	$ 1,050,421
Security trading and miscellaneous	(529,664)
	520,757
Expenses:	
Salaries and other operating expenses	1,123,110
Net loss before income tax expense	(602,353)
Income tax expense	2,155
Net loss	**$ (604,508)**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

Cash flows from operating activities:	
Net loss for the year	$ (604,508)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation and amortization	2,163
Changes in operating assets and liabilities:	
Securities owned at fair value	823,540
Prepaid taxes and expenses	2,155
Receivable from broker	(222,642)
Security deposit	30,247
Accounts payable and accrued expenses	(18,549)
Net cash provided by operating activities	12,406
Net increase in cash	12,406
Cash, beginning of year	47,481
Cash, end of year	**$ 59,887**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2012

	Common Stock			Treasury Stock		
	No. of Shares	Amount	Retained Earnings	No. of Shares	Amount	Total
Balance, January 1, 2012	198	$ 100,000	$ 2,480,188	2	$ (30,000)	$ 2,550,188
Net loss for the year	-	-	(604,508)	-	-	(604,508)
Balance, December 31, 2012	**198**	**$ 100,000**	**$ 1,875,680**	**2**	**$ (30,000)**	**$ 1,945,680**

The accompanying notes are an integral part of the financial statements.

For the year ended December 31, 2012

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity		$ 1,945,680
Less: Nonallowable assets:		
Property and equipment, net	$ 25,093	
Petty cash	170	
Prepaid taxes and expenses	1,954	
		(27,217)
		1,918,463
Less: Blockage		-
Less: Haircuts on securities:		
15% of market value of equity securities long	$ 164,381	
2% of market value of money market funds	7,016	
Undue concentration	52,272	
		223,669
Net Capital		$ 1,694,794
Aggregate indebtedness		$ 38,000
Percentage of aggregate indebtedness to net capital	2.24%	
Note:		
Net capital as computed above		$ 1,694,794
Net capital per unaudited Focus Report		1,694,793
Variance		$ 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

For the year ended December 31, 2012

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1 The Company's minimum capital requirement is $2,533 or	$ 100,000
2 The excess net capital at December 31, 2012 is computed as follows:	
Net Capital per Page 20-A of the Annual Report	$ 1,694,794
Less: Minimum Capital Requirement	100,000
Excess Net Capital - December 31, 2012	$ 1,594,794
3 There are no financial instruments with concentration of credit risk.	

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE III
SUBORDINATED BORROWINGS

As of December 31, 2012 and during the year then ended, the Company did not have any subordinated borrowings.